IMMURON LIMITED
(ASX: IMC)

Monday, 21st November 2022: Results of Annual General Meeting

Immuron Limited (ASX: IMC, NASDAQ: IMRN) wishes to advise that all resolutions were carried by a poll at the Annual General Meeting held earlier today.

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

On behalf of the Board,

Phillip Hains
Company Secretary

Disclosure of Proxy Votes

Immuron Limited

Annual General Meeting

Monday, 21 November 2022

AUTOMIC
Automic
GPO Box 5193, Sydney, NSW 2001
P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)		
Resolution	**Decided by Show of Hands (S) or Poll (P)**	**Total Number of Proxy Votes exercisable by proxies validly appointed**	**FOR**	**AGAINST**	**ABSTAIN**	**PROXY'S DISCRETION**	**FOR**	**AGAINST**	**ABSTAIN**
1 Adoption of Remuneration Report	P	14,376,968	10,412,365 72.42%	2,936,603 20.43%	272,860	1,028,000 7.15%	11,440,365 79.57%	2,936,603 20.43%	272,860
2 Re-election of Mr Stephen Anastasiou	P	15,993,314	14,138,351 88.40%	819,992 5.13%	3,820,748	1,034,971 6.47%	16,325,642 95.22%	819,992 4.78%	3,820,748
3 Re-election of Prof. Ravi Savarirayan	P	19,603,422	17,748,382 90.54%	820,069 4.18%	210,640	1,034,971 5.28%	19,526,583 95.97%	820,069 4.03%	619,730
4 Election of Mr Paul Brennan	P	19,407,968	17,773,432 91.58%	599,565 3.09%	406,094	1,034,971 5.33%	19,960,723 97.08%	599,565 2.92%	406,094
5 Approval of increased placement capacity	P	19,704,692	14,788,059 75.05%	3,906,462 19.83%	108,930	1,010,171 5.13%	16,950,550 81.27%	3,906,462 18.73%	108,930
6 Approval to Amend Constitution - virtual meetings	P	19,598,434	17,568,477 89.64%	982,186 5.01%	213,388	1,047,771 5.35%	19,768,568 95.27%	982,186 4.73%	213,388
7 Approval to Amend Constitution - re-insert Proportional Bid Provisions	P	19,467,434	17,401,078 89.39%	1,032,585 5.30%	346,628	1,033,771 5.31%	19,587,169 94.99%	1,032,585 5.01%	346,628